                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                              The Players Network
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  72811P-10-2
           --------------------------------------------------------
                                 (CUSIP Number)

                                 Stephen Grogan
                         Grogan Financial Services, Inc.
                          2620 S. Maryland Parkway, #359
                             Las Vegas, Nevada 89109
                              Tel.No (702)737-7005
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 18, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                            (Continued on following pages)
                                 (Page 1 of 7 Pages)


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CUSIP No. 72811P-10-2                13D                 Page   2  of  7  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)
     ACTION GAMING INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NEVADA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                2,375,091
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                2,375,091
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,375,091
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     21.80%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 72811P-10-2                13D                  Page  3  of  7  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)
     ERNEST W. MOODY
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
 Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                2,375,091
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                2,375,091
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,375,091
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     21.80%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 72811P-10-2                13D                   Pages 4 of 7 Pages
          -----------                                           ---  ---

    The reporting persons (the "Reporting Persons") listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

    This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of The Players Network, a Nevada corporation (the "Issuer"). The Issuer's principal executive office is located at 4640 Polaris Avenue, Las Vegas, Nevada 89103.

ITEM 2.  IDENTITY AND BACKGROUND

    Ernest W. Moody is the principal shareholder, President and Chief Executive Officer of Action Gaming, Inc. a developer and designer of electronic gaming devices for the casino industry.

    The names, address and principal occupations of each executive officer and director of Action Gaming, Inc., all of whom are United States citizens, are as follows:


NAME              TITLE                    BUSINESS ADDRESS             PRINCIPAL OCCUPATION
-----------       -----------              -------------------          ----------------------
Ernest W. Moody   President, Secretary,    2116 Redbird Drive           President and CEO of Action
                  Treasurer and Director   Las Vegas, Nevada 89134      Gaming, Inc.


    None of Mr. Moody, Action Gaming, Inc., or to the knowledge of the Reporting Persons, or any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The shares of Common Stock were acquired by Action Gaming, Inc. in a private transaction utilizing its internal working capital sources.

ITEM 4.  PURPOSE OF TRANSACTION

    The Reporting Persons acquired the Common Stock primarily for investment purposes and intend to hold the Common Stock for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may, subject to any restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time acquire additional shares of Common Stock or securities convertible, exchangeable, or exercisable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of their positions in the Common Stock or other securities. Any such transactions may be effected at any time from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) and (b) As of October 18, 2000, Action Gaming, Inc. and Ernest Moody (by virtue solely of his equity ownership of Action Gaming, Inc.) may be deemed to beneficially own 2,375,091 shares of Common Stock representing approximately 21.80% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 10,895,572 shares of Common Stock believed to be issued and outstanding as of October 18, 2000, giving effect to issuance of 2,241,758 shares of Common Stock underlying options currently exercisable by Action Gaming, Inc. ). Action Gaming, Inc. and Mr. Moody have the sole power to


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CUSIP No. 72811P-10-2               13D                    Pages 5 of 7 Pages
          -----------                                           ---  ---


vote and the sole power to dispose of the 2,375,091 shares of Common Stock which they may be deemed to beneficially own.

    As of October 18, 2000 (the "Acquitison Date"), Action Gaming, Inc. owned 133,000 shares of Common Stock, and options to acquire an additional 2,241,758 shares of Common Stock at prices ranging from $.52 to $1.50, currently exercisable, and expiring on dates ranging from 1 month to 18 months from the Acquisition Date.

    Because Mr. Moody is the is an officer, director and principal shareholder of Action Gaming, Inc., he may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 2,375,091 shares of Common Stock beneficially owned by Action Gaming, Inc. described above. Mr. Moody disclaims beneficial ownership of any of the 2,375,091 shares of Common Stock.

(c) There have been no other transactions in any securities of the Issuer affected by Action Gaming, Inc. or Mr. Moody or during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.        Joint Filing Agreement



                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 26, 2000


                                        /s/ Ernst W. Moody
                                       --------------------------
                                        ERNST W. MOODY




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CUSIP No. 72811P-10-2               13D                    Pages 6 of 7 Pages
          -----------                                           ---  ---


                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2000

                                     ACTION GAMING, INC., a Nevada corporation


                                              By: /s/ Ernest W. Moody
                                                 ---------------------
                                                  ERNEST W. MOODY
                                                  President